EXHIBIT B
                                  UNITED STATES
                          NUCLEAR REGULATORY COMMISSION
                           WASHINGTON, D.C. 20555-0001


                                 March 17, 1997


Mr. C. K. McCoy
Vice President - Nuclear
Vogtle Project
Georgia Power Company
P. O. Box 1295
Birmingham, Alabama  35201

Dear Mr. McCoy:

SUBJECT: ISSUANCE OF AMENDMENTS - VOGTLE ELECTRIC GENERATING PLANT, UNITS 1 AND
         2 (TAC NOS. M84531 AND M84532)

The Nuclear Regulatory Commission has issued the enclosed Amendment No. 97 to Facility Operating License No. NPF-68 and Amendment No. 75 to Facility Operating License NPF-81 for the Vogtle Electric Generating Plant (VEGP), Units 1 and 2. The amendments consist of changes to the Facility Operating Licenses, Technical Specifications, the Environmental Protection Plans, and Antitrust Conditions in response to your application dated September 18, 1992, as supplemented by letters dated October 7 (two letters), 15, 23, and November 13, 1992, March 5, May 21, June 14, and December 17, 1993, April 6 and July 27, 1995, and September 11, October 1, December 12, 19, 23 and 30, 1996.

The amendments modify the Facility Operating Licenses, Technical Specifications, Environmental Protection Plans, and Antitrust Conditions to add Southern Nuclear Operating Company, Inc. (Southern Nuclear), as operator of the facility, with exclusive responsibility and control over its physical construction, operation, and maintenance.

The staff review of your application to transfer the VEGP operating licenses to Southern Nuclear included consideration of numerous issues raised in a petition received by the NRC under the provisions of 10 CFR 2.206. In addition, a substantial record was developed during a proceeding conducted by the Atomic Safety and Licensing Board that was initiated by a request for a hearing filed with the NRC. The NRC Office of Investigations investigated certain issues that


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Mr. C. K. McCoy                             - 2 -



were the subject of allegations received by the NRC, and the staff performed inspections. As a result of its review of the records of these activities and the application, the staff finds sufficient basis to grant the proposed license transfers.

The transfer of any right under the operating licenses is subject to NRC approval in accordance with 10 CFR 50.80(a). This approval is given in the enclosed Order Approving Transfer of Licenses, which must be implemented within 60 days of its date of issuance, otherwise it shall become null and void. However, upon written application and for good cause shown, this date may be extended. The Order is being forwarded to the Office of the Federal Register for publication.

A copy of the related Safety Evaluation is also enclosed. A Notice of Issuance will be included in the Commission's biweekly Federal Register notice.


                            Sincerely,

                            /s/Louis L. Wheeler

                            Louis L. Wheeler, Senior Project Manager
                            Project Directorate II-2
                            Division of Reactor Projects - I/II
                            Office of Nuclear Reactor Regulation

Enclosures:
1.       Amendment No. 97 to NPF-68
2.       Amendment No. 75 to NPF-81
3.       Safety Evaluation
4.       Order

cc w/enclosures:
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